Exhibit 99.1

Dr. Reddy's Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900 Fax: + 91 40 4900 2999 Email: mail@drreddys.com Web: www.drreddys.com

May 12, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Q4 FY26 Audited Financial Results Presentation

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing herewith the presentation on the Audited Financial Results of the Company for the quarter and Financial Year ended March 31, 2026.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Dr. Reddy's

Q4 & FY26 RESULTS UPDATE

12 MAY 2026

Safe Harbor Statement

This presentation contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans”, “predicts”, “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation:

- General economic and business conditions in India and other key global markets in which we operate;
- The ability to successfully implement our strategy, our research and development efforts, growth & expansion plans and technological changes;
- Changes in the value of the Rupee and other currency changes;
- Changes in the Indian and international interest rates;
- Allocations of funds by the Governments in our key global markets;
- Changes in laws and regulations that apply to our customers, suppliers, and the pharmaceutical industry;
- Increasing competition in and the conditions of our customers, suppliers and the pharmaceutical industry; and
- Changes in political conditions in India and in our key global markets.

Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements.

For more detailed information on the risks and uncertainties associated with the Company’s business activities, please see the company’s annual report filed in Form 20-F with the US SEC for the fiscal year ended March 31, 2025, quarter ended June 30, 2025, September 30, 2025, December 31, 2025 and our other filings with US SEC. Any forward-looking statement or information contained in this presentation speaks only as of the date of the statement. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

Q4FY26 Financial Highlights

Dr.Reddy's

Double-digit growth in base business^ and 19.5% EBITDA Margin before impact of specific items

Reported Revenues

₹ 7,516 Cr

⬇ 12%YoY ⬇ 14%QoQ

EBITDA | EBITDA %

₹ 981 Cr | 13%

⬇ 60%YoY ⬇ 52%QoQ

PBT | PBT %

₹ 199 Cr | 2.6%

⬇ 90%YoY ⬇ 87%QoQ

***PAT | PAT %**

₹ 220 Cr | 2.9%

⬇ 86%YoY ⬇ 82%QoQ

**Attributable to Equity shareholders*

FINANCIALS EXCLUDING SPECIFIC ITEMS



7,969
48.0%
19.5%
12.5%
7,516
44.8%
13.0%
2.6%
Revenues
Gross Margin
EBITDA
PBT
Financials excluding specific items
Provision for VAT liability of ₹ 114 Cr
Impairment of CAR-T & Eftilagimod Alfa (licensed) of ₹ 228 Cr
Shelf Stock Adjustment (SSA) for lenalidomide of ₹ 453 Cr
As Reported

^Excluding Lenalidomide and its SSA impact

FY26 Financial Highlights

Dr.Reddy's

Performance aided by double-digit base business^ growth, acquired NRT business & productivity efforts before impact of specific items

Reported Revenues

₹ **33,593** Cr

3%YoY

EBITDA | EBITDA %

₹ **7,659** Cr | 23%

17%YoY

PBT | PBT %

₹ **5,482** Cr | 16%

29%YoY

***PAT | PAT %**

₹ **4,285** Cr | 13%

24%YoY

**Attributable to Equity shareholders*

FINANCIALS EXCLUDING SPECIFIC ITEMS



34,046
53.5%
24.7%
19.0%
33,593
52.8%
22.8%
16.3%
Revenues
Gross Margin
EBITDA
PBT
Financials excluding specific items
Provision related to New Labour Codes of ₹ 117 Cr
Provision for VAT liability of ₹ 184 Cr
Impairment of CAR-T & Eftilagimod Alfa (licensed) of ₹ 228 Cr
Shelf Stock Adjustment (SSA) for lenalidomide of ₹ 453 Cr
As Reported

- Excluding one-time SSA of ₹ 453 Cr, **revenues** at **₹ 34,046 Cr, growth of 4.6%.**
- **RoCE @16%. Excluding impact** of items above, **RoCE @17.5%.**
- **Net Cash** surplus at **₹3,271 Cr.**

^Excluding Lenalidomide and its SSA impact

Q4FY26 Business Highlights

Dr.Reddy's

Steady progress across strategic priorities

- Dr. Reddy's becomes **1st company** to secure approval for generic **semaglutide** injection for Type 2 Diabetes in **Canada**
- **Day 1** launch of generic semaglutide injection under brand name, '**Obeda®**' in India.
- Secured approval from DCGI for **generic semaglutide tablets** in India.
- BLA for our **abatacept** biosimilar (IV) accepted for review by USFDA.
- Forayed into Hormone Replacement Therapy with acquisition of **Progynova®** and Cyclo- Progynova® in India.
- Completed **integration** of 95% of acquired **NRT** business by value as of Mar'26.


Semaglutide Injection 4 mg/3 mL (1.34 mg/mL)
OBEDA


Estradiol Valerate Tablets
PROGYNOVA 2 mg

Q4FY26 Other Highlights

Dr.Reddy's

ESG

- **Gold Medal** by **EcoVadis** for FY26, achieving our highest-ever score of 80, placing us among top 5% companies assessed globally.
- Among **India's Top 5 Most Sustainable Companies** by **BusinessWorld**, #1 in Indian healthcare & pharmaceutical industry for 2024-25.
- '**Leadership category**' of 2025 **Indian Corporate Governance Scorecard**, for 3rd consecutive year.


GOLD | Top 5%
ecovadis
Sustainability Rating
APR 2026


IMSC


LEADERSHIP

OTHER UPDATES

- **'VAI' classification** by USFDA for **FTO-SEZ PU-01** formulations facility (Srikakulam), following a GMP & PAI inspection.

Q4FY26 Revenue Split

Dr.Reddy's

Broad-based growth ex. US, supported by forex; moderated by lower lenalidomide sales and SSA

REVENUE BY SEGMENT



Overall*
₹ 7,516 Cr
12% YoY
14% QoQ
GLOBAL GENERICS 88%
PSAI 12%
OTHERS 0%

Global Generics*
₹ 6,580 Cr
13%YoY (down) 17%QoQ (down)

PSAI
₹ 912 Cr
5%YoY (down) 14%QoQ (up)

*Excluding SSA :
- Overall revenues were at ₹ 7,969 Cr, a decline of 6.3% YoY and 8.7 QoQ
- GG revenues were at ₹ 7,033 Cr, a decline of 6.7% YoY.

GLOBAL GENERICS SPLIT

North America
₹ 1,756 Cr
51%YoY (down) 41%QoQ (down)

Europe
₹ 1,452 Cr
14%YoY (up) 0.3%QoQ (up)



23%
19%
21%
24%

India
₹ 1,566 Cr
20%YoY (up) 2%QoQ (down)

Emerging Markets
₹ 1,806 Cr
29%YoY (up) 5%QoQ (down)

FY26 Revenue Split

Dr.Reddy's

Double digit growth across geographies, except North America due to product-specific headwinds

REVENUE BY SEGMENT



Overall*
₹ 33,593 Cr
3%YoY
GLOBAL GENERICS
89%
PSAI
10%
OTHERS
1%

Global Generics*
₹ **29,903** Cr
3%YoY

PSAI
₹ **3,477** Cr
3%YoY

*Excluding SSA :
- Overall revenues were at ₹ 34,046 Cr, a growth of 4.6% YoY.
- GG revenues were at ₹ 30,356 Cr, a growth of 4.8% YoY.

GLOBAL GENERICS SPLIT

North America
₹ **11,374** Cr
22%YoY

Europe
₹ **5,550** Cr
55%YoY^



34%
17%
19%
20%

India
₹ **6,219** Cr
16%YoY

Emerging Markets
₹ **6,761** Cr
23%YoY

^Excluding acquired NRT portfolio, growth was 14%

Key Financial Metrics

Dr.Reddy's

Sustaining growth & profitability, while investing for the future

REVENUES
(₹ Cr)


*Q4FY26 7,516
Q3FY26 8,727
Q2FY26 8,805
Q1FY26 8,545
Q4FY25 8,506

*Excl. shelf stock adjustment (SSA), revenues ₹7,969Cr

GROSS MARGINS
(% of Revenues)


*Q4FY26 44.8%
Q3FY26 53.6%
Q2FY26 54.7%
Q1FY26 56.9%
Q4FY25 55.6%

*48% excl. SSA

SG&A
(% of Revenues)


*Q4FY26 36.9%
Q3FY26 30.8%
Q2FY26 30.0%
Q1FY26 30.0%
Q4FY25 28.3%

*Excl. VAT liability, 33.4% of revenues excl. SSA

R&D
(% of Revenues)


*Q4FY26 7.3%
Q3FY26 7.0%
Q2FY26 7.0%
Q1FY26 7.3%
Q4FY25 8.5%

*Excl. CAR-T charge, 6.8% of revenues excl. SSA

EBITDA MARGINS
(% of Revenues)


*Q4FY26 13.0%
^Q3FY26 23.5%
Q2FY26 26.7%
Q1FY26 26.7%
Q4FY25 29.1%

*19.5%, excl. SSA, CAR-T charge, VAT liability

^24.8%, excl. one-time provision related to new Labour Codes in India

DILUTED EPS
(₹)


Q4FY26 2.6
Q3FY26 14.5
Q2FY26 17.3
Q1FY26 17.0
Q4FY25 19.1

RoCE (Annualized)
(%)


*Q4FY26 15.8%
Q3FY26 20.4%
Q2FY26 21.9%
Q1FY26 22.0%
Q4FY25 27.7%

*17.5%, excl. SSA, Impairment of CAR-T & Eftilagimod Alfa, VAT liability

CAPEX
(₹ Cr)


Q4FY26 438
Q3FY26 669
Q2FY26 511
Q1FY26 683
Q4FY25 767

FREE CASH FLOW
(₹ Cr)


*Q4FY26 600
Q3FY26 374
*Q2FY26 1046
Q1FY26 451
*Q4FY25 1105

*Before acquisition related payouts

NET DEBT / EQUITY


-0.09 ^Q4FY26
-0.08 Q3FY26
-0.08 Q2FY26
-0.08 Q1FY26
-0.07 Q4FY25

^Net Surplus (Adjusted for non-current cash & borrowings) stood at ₹,3,271 Cr as on 31 Mar '26

Q4FY26 North America Performance

Impacted by lower sales and shelf stock adjustment of lenalidomide

Dr.Reddy's


23%

Revenues

₹ 1,756* Cr

⬇ 51%YoY ⬇ 41%QoQ

Declined due to lower lenalidomide sales and one-time shelf stock adjustment (SSA) of ₹453 Cr related to lenalidomide.

**Excl. SSA, revenues at ₹2,209 Cr, decline of 38% YoY and 25% QoQ.*

Historical Revenues (₹ Cr)


*Q4FY26
1,756
Q3FY26
2,964
Q2FY26
3,241
Q1FY26
3,412
Q4FY25
3,559

MARKET PERFORMANCE

7.6% vs 0.8%

DRL Growth vs US Generics Market

(Excl. Lenalidomide)

*As per IQVIA MAT Feb' 26

NEW LAUNCHES

7	25
Q4FY26	FY26

NEW ANDA FILINGS

5	15
Q4FY26	FY26

PRICE EROSION

STABLE

PENDING APPROVAL

75	2
ANDAs	NDAs

Includes 44 Para IVs & 22 FTFs

As of Mar'26

KEY UPDATES

- **First company** to secure approval for generic semaglutide injection for Type 2 Diabetes in **Canada**
- Biologics Licence Application (BLA) for our **abatacept** biosimilar (IV) accepted for review.

Q4FY26 Emerging Markets Performance

Dr.Reddy's

New product launches, higher volume uptake and favourable forex driving growth


24%

Revenues

₹ 1,806 Cr

29%YoY 5%QoQ

Growth Drivers : New product launches particularly in Russia & RoW, higher volumes in RoW, favourable forex, partially offset by lower volumes in CISR & price erosion in RoW.

Historical Revenues (₹ Cr)


Q4FY26
1,806
Q3FY26
1,896
Q2FY26
1,655
Q1FY26
1,404
Q4FY25
1,398

COUNTRIES PRESENT IN

48

NEW PRODUCT LAUNCHES

49	129
Q4FY26	FY26

NEW FILINGS

119	179
Q4FY26	FY26

RUSSIA MARKET PERFORMANCE*

15.9% vs 9.5%

DRL Growth vs Russian Market

*As per IQVIA MQT Mar' 26

KEY UPDATES

- Launched **Tegoprazan** in Russia
- Submitted responses to **ANVISA** in Brazil to address concerns w.r.t. our generic Semaglutide injection filing.
- Discontinuation of trial of licensed novel drug, **Eftilagimod alfa**, by partner, Immutep, following a planned interim futility analysis.

REVENUE SPLIT


RoW
41%
CISR
13%
Russia
46%

Russia ₹ 839 Cr

28%YoY 21% QoQ

CISR ₹ 234 Cr

4%YoY 4% QoQ

RoW ₹ 733 Cr

47%YoY 23% QoQ

Q4FY26 India Performance

Sustained double-digit growth, continued outperformance of IPM

Dr.Reddy's


21%

Revenues

₹ 1,566 Cr

20%YoY | 2%QoQ

Growth Drivers : Innovation portfolio, new brand launches, price increases, higher volumes & acquisitions (Stugeron, Progynova).

Historical Revenues (₹ Cr)


Q4FY26
1,566
Q3FY26
1,603
Q2FY26
1,578
Q1FY26
1,471
Q4FY25
1,305

MARKET PERFORMANCE*

15.2% vs 11.6%

*DRL MQT Growth vs IPM (Mar'26)

IPM RANK

#9	#10
FTM & MQT Mar'26	MAT Mar'26

THERAPY LEADERHIP*

#1	#2
STOMATOLOGICALS	VACCINES

NEW BRAND LAUNCHES

10	28
Q4FY26	FY26

₹100 CR+* BRANDS	BRANDS IN IPM TOP 300*
23	15

*As per IQVIA MAT Mar' 26

KEY UPDATES

- **Day 1 launch** of generic **semaglutide injection** under brand name, '**Obeda**®'.
- Secured approval from DCGI for generic **semaglutide tablets**.
- Forayed into Hormone Replacement Therapy with acquisition of **Progynova**® and Cyclo- **Progynova**®.
- Divestment of two **non-core brands**.
- Discontinued certain R&D programs in **CAR-T**, as part of portfolio rationalisation.


OBEDA


Estradiol Valerate Tablets
PROGYNOVA

Q4FY26 Europe Performance

Dr.Reddy's

Momentum in new launches, aided by forex tailwinds, moderated by pricing pressure


19%

Revenues

₹ **1,452** Cr

↑ 14%YoY ↑ 0.3%QoQ

Growth Drivers : New product launches, favourable forex, offset by price erosion

Historical Revenues (₹ Cr)


Q4FY26
1,452
Q3FY26
1,448
Q2FY26
1,376
Q1FY26
1,274
Q4FY25
1,275

EU COUNTRIES PRESENT IN

20

NEW GX PRODUCT LAUNCHES

7	38
Q4FY26	FY26

NEW FILINGS

4	15
Q4FY26	FY26

KEY UPDATES

- **NRT integration** progressing well; 95% business value integrated.

REVENUE SPLIT


France, Italy & Others 10%
NRT 48%
UK 16%
Germany 26%

NRT ₹ 696 Cr
↑ 16%YoY ↓ 8% QoQ

Germany ₹ 383 Cr
↑ 8%YoY ↓ 5% QoQ

UK ₹ 229 Cr
↑ 6%YoY ↑ 38% QoQ

Others ₹ 144 Cr
↑ 35%YoY ↑ 15% QoQ

Q4FY26 PSAI Performance

Decline on account of lower API volume uptake


12%

Revenues

₹ 912 Cr

↓ 5%YoY ↑ 14%QoQ

YoY decline due to lower volume uptake
QoQ growth on account of momentum in CDMO business

Historical Revenues (₹ Cr)


Q4FY26
912
Q3FY26
802
Q2FY26
945
Q1FY26
818
Q4FY25
956

GROSS MARGIN

19.9% vs 26.3%
Q4FY26 vs Q4FY25

DMF FILINGS

48	128
Q4FY26	FY26

US DMF FILINGS

11	16
Q4FY26	FY26

KEY UPDATES

- **CDMO business** under subsidiary, Aurigene Pharmaceutical Services Limited continues to see good traction
- Multiple collaboration opportunities through PSAI.

In Summary

A diversified business model with broad based levers

Strengthen Core Businesses, build future growth drivers (Peptides, Biosimilars, Consumer Health, Innovation)

Advance key pipeline products (Semaglutide, Abatacept)

Drive efficiencies through better operational leverage

Augment organic growth with **M&A and In-Licensing**

Enhance capabilities – People, Digital, Processes

Focus on **quality, compliance** and **sustainability**

About Key Metrics and Non-GAAP Financial Measures

This press presentation contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in the press release.

Good Health Can't Wait.